LIMITED LIABILITY COMPANY OPERATING AGREEMENT
MOJOE BREWING COMPANY, LLC

OPERATING AGREEMENT

THIS OPERATING AGREEMENT is made and entered into effective December 2nd, 2014, by and among: Joseph M. Hyman, Ezekiel Kolajo, and Alexandré Wing, (collectively referred to in this agreement as the "Members".)

SECTION 1
THE LIMITED LIABILITY COMPANY

AW EK JH

1.1 Formation. Effective ~~December 2nd, 2014~~ Feb 3rd 2014, the Members form a limited liability company under the name MoJoe Brewing Company, L.L.C. (the "Company") on the terms and conditions in this Operating Agreement (the "Agreement"). The rights and obligations of the parties are expressly provided in this Agreement.

1.2 Name. The business of the Company will be conducted under the name MoJoe Brewing Co., LLC, or such other name upon which the Members may unanimously may agree.

1.3 Purpose. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of Maryland.

1.4 Office. The Company will maintain its principal business office within the State of Maryland at the following address: 906 N. Calvert St., Unit 2F, Baltimore, MD 21202

1.5 Registered Agent. Joseph M. Hyman is the Company's initial registered agent in the State of Maryland, and the registered office is 906 N. Calvert St., Unit 2F, Baltimore, MD 21202.

AW EK JH

1.6 Term. The term of the Company commences on ~~February 3rd, 2014~~ Dec 2nd, 2014 and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.7 Names and Addresses of Members. The Members' names and addresses are attached as Schedule 1 to this Agreement.

1.8 Admission of Additional Members. Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company without the prior unanimous written consent of the Members. The rights of new Members shall be detailed in a separate agreement regarding ~~with~~ their contribution in the Company, and unanimously agreed upon by all current Members.

SECTION 2
CAPITAL CONTRIBUTIONS

2.1 Initial Contributions. The Members initially shall contribute to the Company capital as described in Schedule 2 attached to this Agreement.

2.2 Additional Contributions. Future capital contributions shall be in proportion to each Member's relative capital interest (the "Interest), as described in Schedule 2, and not without the prior unanimous written consent of the Members.

2.3 No Interest on Capital Contributions. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

SECTION 3

ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1 Profits/Losses. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative Interest in the Company as set forth in Schedule 2 as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1.

3.2 Distributions. The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers.

3.3 No Right to Demand Return of Capital. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement.

SECTION 4

INDEMNIFICATION & EXCULPATION

4.1 Indemnification. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

4.2 Indemnification by the Members. Each Member hereby agrees to indemnify and defend the Company, the other Members and each of their respective employees, agents, partners, members, shareholders, officers and directors and hold them harmless from and against any and all claims, liabilities, damages, costs and expenses (including, without limitation, court costs and attorneys' fees and expenses) suffered or incurred on account of or arising out of any breach of this Agreement by that Member.

4.3 Exculpation of Members. No Member shall be liable to the Company or to the other Members for damages or otherwise with respect to any actions taken or not taken in good faith and reasonably believed by such Member to be in or not opposed to the best interests of the Company, except to the extent any related loss results from fraud, gross negligence or willful or wanton misconduct on the part of such Member or the material breach of any obligation under this Agreement or of the fiduciary duties owed to the Company or the other Members by such Member.

SECTION 5

POWERS AND DUTIES OF MANAGERS

5.1 Management of Company.

5.1.1 The Members, within the authority granted by this Agreement shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.

5.1.2 Except as otherwise provided in this Agreement, all decisions and documents relating to the management and operation of the Company shall be made and executed by a Majority in Interest of the Members.

5.1.3 Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of a Majority in Interest of the Members to manage and operate the business and affairs of the Company.

5.2 Decisions by Members. Whenever in this Agreement reference is made to the decision, consent, approval, judgment, or action of the Members, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean a Majority of the Members.

5.3 Disputes Among Members. The Members agree that in the event of any dispute or disagreement solely between or among any of them arising out of, relating to or in connection with this Agreement or the Company or its organization, formation, business or management ("Member Dispute"), the Members shall use their best efforts to resolve any dispute arising out of or in connection with this Agreement by good-faith negotiation and mutual agreement. The Members shall meet at a mutually convenient time and place to attempt to resolve any such dispute. However, in the event that the Members are unable to resolve any Member Dispute, such parties shall first attempt to settle such dispute through a non-binding mediation proceeding. In the event any party to such mediation proceeding is not satisfied with the results thereof, then any unresolved disputes shall be finally settled in accordance with an arbitration proceeding. In no event shall the results of any mediation proceeding be admissible in any arbitration or judicial proceeding.

5.4 Withdrawal by a Member. A Member has no power to withdraw from the Company, except as otherwise provided in Section 8.

SECTION 6

SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

6.1 Organization Expenses. All expenses incurred in connection with organization of the Company will be paid by the Company.

6.2 Salary. No salary will be paid to a Member for the performance of his or her duties under this Agreement unless the salary has been approved in writing by a Majority of the Members.

6.3 Legal and Accounting Services. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

SECTION 7

BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS, FISCAL YEAR, BANKING

7.1 Fiscal Year; Taxable Year. The fiscal year and the taxable year of the Company is the calendar year.

7.2 Capital Accounts. The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

7.3 Banking. All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by a Majority of the Members. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

SECTION 8

TRANSFER OF MEMBERSHIP INTEREST

8.1 Sale or Encumbrance Prohibited. Except as otherwise permitted in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an Interest in the Company within five (5) years of the date of the Formation of the Company (Section 1.1) and without the prior written consent of a majority of the other non-transferring Members determined on a per capita basis.

8.2 Right of First Refusal. Notwithstanding Section 8.1, a Member may transfer all or any part of the Member's interest in the Company (the "Interest") as follows:

8.2.1 The Member desiring to transfer his or her Interest first must provide written notice (the "Notice") to the other Members, specifying the price and terms on which the Member is prepared to sell the Interest (the "Offer").

8.2.2 For a period of 30 days after receipt of the Notice, the Members may acquire all, ~~but~~ or less than all, of the Interest at the price and under the terms specified in the Offer. If the other Members desiring to acquire the Interest cannot agree among themselves on the allocation of the Interest among them, the allocation will be proportional to the Ownership Interests of those Members desiring to acquire the Interest.

AW EK 4H

8.2.3 Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be less than 45 days after expiration of the 30-day notice period.

8.2.4 If the other Members fail or refuse to notify the transferring Member of their desire to acquire all of the Interest proposed to be transferred within the 30-day period following receipt of the Notice, then the Members will be deemed to have waived their right to acquire the Interest on the terms described in the Offer, and the transferring Member may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 8.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must reoffer the sale of the Interest to the remaining Members at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30-day period describe above, then the provisions of Section 8.2 will again apply to the Interest proposed to be sold or conveyed.

8.2.5 Notwithstanding the foregoing provisions of Section 8.2, should the sole remaining Member be entitled to and elect to acquire all the Interests of the other Members of the Company in accordance with the provisions of Section 8.2, the acquiring Member may assign the right to acquire the Interests to a spouse, lineal descendent, or an affiliated entity if the assignment is reasonably believed to be necessary to continue the existence of the Company as a limited liability company.

8.3 Substituted Parties. Any transfer in which the Transferee becomes a fully substituted Member is not permitted unless and until:

8.3.1 The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

8.3.2 The transferor furnishes to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

8.4 Death, Incompetency, or Bankruptcy of Member. On the death, adjudicated incompetence, or bankruptcy of a Member, unless the Company exercises its rights under Section 8.5, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until a majority of the other Members determined on a per capita basis admit the transferee as a fully substituted Member in accordance with the provisions of Section 8.3.

8.4.1 Any transfer of Economic Rights pursuant to Section 8.4 will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated, and the Ownership Interests of the remaining Members, for purposes only of such votes, consents, and participation in management, will be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Member.

8.5 Death Buy Out. Notwithstanding the foregoing provision of Section 8, the Members covenant and agree that on the death of any Member, the Company, at its option, by providing written notice to the estate of the deceased Member within 180 days of the death of the Member, may purchase, acquire, and redeem the Interest of the deceased Member in the Company pursuant to the provision of Section 8.5.

8.5.1 The value of each Member's Interest in the Company will be determined on the date this Agreement is signed, and the value will be endorsed on Schedule 3 attached and made a part of this Agreement. The value of each Member's Interest will be redetermined unanimously by the Members annually, unless the Members unanimously decide to redetermine those values more frequently. The Members will use their best efforts to endorse those values on Schedule 3. The purchase price for a decedent Member's interest conclusively is the value last determined before the death of such Member; provided, however, that if the latest valuation is more than two years before the death of the deceased Member, the provisions of Section 8.5.2 will apply in determining the value of the Member's Interest in the Company.

8.5.2 If the Members have failed to value the deceased Member's Interest within the prior two-year period, the value of each Member's Interest in the Company on the date of death, in the first instance, will be determined by mutual agreement of the surviving Members and the personal representative of the estate of the deceased Member. If the parties cannot reach an agreement on the value within 30 days after the appointment of the personal representative of the deceased Member, then the surviving Members and the personal representative each must select a qualified appraiser within the next succeeding 30 days. The appraisers so selected must attempt to determine the value of the Company Interest owned by the decedent at the time of death based solely on their appraisal of the total value of the Company's assets and the amount the decedent would have received had the assets of the Company been sold at that time for an amount equal to their fair market value and the proceeds (after payment of all Company obligations) were distributed in the manner contemplated in Section 8. The appraisal may not consider and discount for the sale of a minority Interest in the Company. In the event the appraisers cannot agree on the value within 30 days after being selected, the two appraisers must, within 30 days, select a third appraiser. The value of the Interest of the decedent in the Company and the purchase price of it will be the average of the two appraisals nearest in amount to one another. That amount will be final and binding on all parties and their respective successors, assigns, and representatives. The costs and expenses of the third appraiser and any costs and expenses of the appraiser retained but not paid for by the estate of the deceased Member will be offset against the purchase price paid for the deceased Member's Interest in the Company.

8.5.3 Closing of the sale of the deceased Member's Interest in the Company will be held at the office of the Company on a date designated by the Company, not be later than 90 days after agreement with the personal representative of the deceased Member's estate on the fair market value of the deceased Member's Interest in the Company; provided, however, that if the purchase price are determined by appraisals as set forth in Section 8.5.2, the closing will be 30 days after the final appraisal and purchase price are determined. If no personal representative has been appointed within 60 days after the deceased Member's death, the surviving Members have the right to apply for and have a personal representative appointed.

8.5.4 At closing, the Company will pay the purchase price for the deceased Member's Interest in the Company. If the purchase price is less than $1,000.00, the purchase price will be paid in cash; if the purchase price is $1,000.00 or more, the purchase price will be paid as follows:

8.5.4.1 $1,000.00 in cash, bank cashier's check, or certified funds;

8.5.4.2 The balance of the purchase price by the Company executing and delivering its promissory note for the balance, with interest at the prime interest rate stated by primary banking institution utilized by the Company, its successors and assigns, at the time of the deceased Member's death. Interest will be payable monthly, with the principal sum being due and payable in three equal annual installments. The promissory note will be unsecured and will contain provisions that the principal sum may be paid in whole or in part at any time, without penalty.

8.5.5 At the closing, the deceased Member's estate or personal representative must assign to the Company all of the deceased Member's Interest in the Company free and clear of all liens, claims, and encumbrances, and, at the request of the Company, the estate or personal representative must execute all other instruments as may reasonably be necessary to vest in the Company all of the deceased Member's right, title, and interest in the Company and its assets. If either the Company or the deceased Member's estate or personal representative fails or refuses to execute any instrument required by this Agreement, the other party is hereby granted the irrevocable power of attorney which, it is agreed, is coupled with an interest, to execute and deliver on behalf of the failing or refusing party all instruments required to be executed and delivered by the failing or refusing party.

8.5.6 On completion of the purchase of the deceased Member's Interest in the Company, the Ownership Interests of the remaining Members will increase proportionately to their then-existing Ownership Interests.

8.6 Divorce. Notwithstanding any other provisions of this Agreement if, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion thereof, to that Member's spouse (an "Award"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Member shall have the right to purchase from his or her form spouse the Member's Interest, or portion thereof, that was so transferred, and such former spouse shall sell the Member's Interest or portion thereof to that Member at the price set forth in Section 8.5.1. If the Member has failed to consummate the purchase within on hundred eighty (180) days after the Award (the "Expiration Date"), the Company and the other Members shall have the option to purchase from the former spouse the Members Interest or portion thereof, pursuant to the provisions in this Section; provided that the option period shall commence on the day following the Expiration Date, or the date of actual notice of the Award.

SECTION 9
DISSOLUTION AND WINDING UP OF THE COMPANY

9.1 Dissolution. The Company will be dissolved on the happening of any of the following events:

    9.1.1 Sale, transfer, or other disposition of all or substantially all of the property of the Company;

    9.1.2 The agreement of all of the Members;

    9.1.3 By operation of law; or

    9.1.4 The death, incompetence, expulsion, or bankruptcy of a Member, or the occurrence of any event that terminates the continued membership of a Member in the Company, unless there are then remaining at least the minimum number of Members required by law and all of the remaining Members, within 120 days after the date of the event, elect to continue the business of the Company. The decision to continue the business must be elected by the Majority of Interests.

9.2 Winding Up. On the dissolution of the Company (if the Company is not continued), the Members must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

    9.2.1 To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

    9.2.2 To the payment and discharge of any Company debts and liabilities owed to Members; and

    9.2.3 To Members in the amount of their respective adjusted Capital Account balances on the date of distribution

SECTION 10
GENERAL PROVISIONS

10.1 Amendments. Amendments to this Agreement may be proposed by any Member. A proposed amendment will be adopted and become effective as an amendment only on the written approval of all of the Members.

10.2 Governing Law. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of Maryland (without regard to principles of conflicts of law).

10.3 Entire Agreement; Modification. This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement will be binding on any Member unless in writing and signed by all the Members.

10.4 Attorney Fees. In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party will be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

10.5 Further Effect. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

10.6 Severability. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

10.7 Notices. All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

SIGNATURE PAGE ON THE NEXT PAGE

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

MEMBERS:

Printed/Typed Name Alexandré Wing Signature [signature]

Printed/Typed Name Ezekiel Kolajo Signature [signature]

Printed/Typed Name Joseph M. Hyman Signature [signature]

Listing of Members - Schedule 1

MOJOE BREWING COMPANY, LLC

LISTING OF MEMBERS

As of the 2nd day of December, 2014, the following is a list of Members of the Company:

NAME	ADDRESS
Joseph M. Hyman	906 N. Calvert St., Unit 2F Baltimore, MD 21202
Ezekiel Kolajo	241 N. George St., Apt 201 York, PA 17401
Alexandré Wing	8187 Scenic Meadow Dr., Apt. B002 Laurel, MD 20724

SIGNED AND AGREED this 2nd day of December, 2014:

Printed/Typed Name Alexandre Wing Signature [signature]

Printed/Typed Name Ezekiel Kolajo Signature [signature]

Printed/Typed Name Joseph M. Hyman Signature [signature]

Listing of Capital Contributions - Schedule 2

MOJOE BREWING COMPANY, LLC

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the Members' initial contribution to the Company capital is stated to be a total of $100 for a total of 100,000 shares. The description and each individual portion of this initial contribution is as follows:

NAME	CONTRIBUTION	% OWNERSHIP	NO. OF SHARES
Joseph M. Hyman	$40	40%	40,000
Ezekiel Kolajo	$20	20%	20,000
Alexandré Wing	$40	40%	40,000

SIGNED AND AGREED this 2nd day of December, 2014:

Printed/Typed Name Alexandre Wing Signature [signature]

Printed/Typed Name Ezekiel Kolajo Signature [signature]

Printed/Typed Name Joseph M. Hyman Signature [signature]

Listing of Valuation of Members Interest - Schedule 3

MOJOE BREWING COMPANY, LLC

VALUATION OF MEMBERS INTEREST

Pursuant to ARTICLE 8, the value of each Member's Interest in the Company is endorsed as follows:

NAME	VALUATION ENDORSEMENT
Joseph M. Hyman	$40
Ezekiel Kolajo	$20
Alexandré Wing	$40

SIGNED AND AGREED this 2nd day of December, 2014:

Printed/Typed Name Alexandre Wing Signature [signature]

Printed/Typed Name Ezekiel Kolajo Signature [signature]

Printed/Typed Name Joseph M. Hyman Signature [signature]